UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)

   FITTON, VADEN
   81 HEATHWOOD LANE
   HAMILTON, OH  45013

2. Issuer Name and Ticker or Trading Symbol
   Ohio Casualty Corporation (OCAS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Non-Employee Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     150,475        D  Direct
Common Stock                                                                                     183,026        I  by Spouse
Common Stock                                                                                     72,288         I  by Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $13.1250        03/23/00       A         15,000                            03/23/01     03/23/10
(right to buy)
Non-Qualified Stock Option     $14.0000                                                                   11/24/94     05/24/04
(right to buy)
Non-Qualified Stock Option     $17.0625        05/01/00       A         6,000                             11/01/00     05/01/10
(right to buy)
Non-Qualified Stock Option     $21.1250                                                                   11/20/97     05/20/07
(right to buy)
Performance Shares             $0.0000         12/31/00       A         2,376                             (1)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     03/23/00  Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Performance Shares             12/31/00  Common Stock                   2,376                     36,048        D   Direct

Explanation of Responses:

(1)
The performance share units were accrued under the Ohio Casualty Corporation Directors Deferred Compensation Plan during 2000 and
are to be settled in cash upon the reporting person's retirement.   Share prices during 2000 ranged from $6.3438 to $17.8750.



SIGNATURE OF REPORTING PERSON
/S/ FITTON, VADEN

DATE   2/2/01